Sit International Growth Fund

Investment Strategies

The Fund invests, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside of the United States.

Countries or regions are selected for investment opportunities, based on several factors including:

- economic, social, and political trends
- earnings outlook
- market liquidity
- fiscal and monetary policy, as well as currency exchange rate expectations

After careful review of these factors, we consider companies exhibiting:

- unique products or services
- growing product demand
- dominant and growing market share
- management experience and capabilities
- strong financial condition

√ **Long-Tenured Managers**

√ **Significant insider ownership**

Symbol: SNGRX
CUSIP: 82980D-10-3

Fund Details

Investment Style: International Growth
Inception Date: 11/1/91
Minimum Investment: $5,000
Expense Ratio: 1.50%(1)

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Eugene C. Sit, CFA
Roger J. Sit
Janet K. Kinzler
Tasha M. Murdoff

As of 3/31/07

Total Net Assets: $36.6 Million

	Sit International Growth Fund Average Annual Total Return (%)					
	Three Month*	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit International Growth(2)	2.07	10.58	14.80	8.10	2.69	5.87
MSCI EAFE Growth Index	4.95	17.77	17.55	13.47	5.81	5.51

*Annualized returns not available for 3-month period.

Portfolio Sector Allocation	
Finance	25.5%
Health Technology	10.2
Consumer Non-Durables	8.3
Communications	6.6
Sectors Less Than 6%	48.4
Cash Equivalents	1.0

Portfolio Structure - By Region	
Europe	57.2%
Asia	35.1
Latin America	3.8
North America	2.1
Other	0.8
Cash & Other Net Assets	1.0

Portfolio Ten Largest Holdings

1. BHP Billiton, Ltd.
2. Rio Tinto, A.D.R.
3. Veolia Environment
4. Schlumberger, Ltd.
5. NII Holdings, Inc.
6. Vestas Wind Systems, Inc.
7. Novartis, A.G.
8. Roche Holdings, A.G.
9. Nestle, SA
10. Central Euro Media

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

(1) Fee is the result of the Adviser's volutary fee waiver through December 31, 2007. The contractual fee is 1.85%.
(2) International investing has special risks, such as currency exchange fluctuations, high volitility, illiquidity and the possibility of polcital instability.